Exhibit 99.1

DHT Holdings, Inc. announces that Co-CEO Trygve P. Munthe has decided to retire

Hamilton, Bermuda, January 24, 2022 – DHT Holdings, Inc. (NYSE:DHT) announces that after more than 11 years with the Company and a 35-year long career in shipping, Co-CEO Trygve P. Munthe has decided to retire and leave the Company on April 8, 2022 and return to his native Norway.

Erik A. Lind, Chairman of the Board of Directors said:

“Trygve, and Co-CEO Svein Moxnes Harfjeld, were the architects and critical contributors in the transformation of DHT from an operating lease tanker company in 2010 to one of the most respected public listed tanker shipping companies with a strong, focused and experienced organization of the highest quality. Together they have executed superbly on our strategy. Trygve leaves DHT in the very capable hands of his business partner Svein alone at its helm.

On behalf of the Company and its Board of Directors, I wish to express our sincere appreciation for Trygve’s commendable work ethos, valuable contribution and strong dedication to DHT. We wish him the very best in the future.”

Trygve P. Munthe, Co-CEO said:

“When Svein and I took over management of DHT in 2010, it was with a clear ambition to transform the Company from a small tonnage provider to a highly regarded large tanker owning company. We have combined a quality fleet of 26 VLCCs with an excellent organization and the strongest balance sheet amongst public peers. We have delivered on our strategy of investing countercyclically and protecting the downside without giving away the upside. The Company is in great shape and in the best of hands with Svein as the sole CEO and leader of the outstanding DHT team. It has been a great pleasure to work with such talented and dedicated people and I would like to thank all my colleagues as well as the Board of Directors for the privilege.”

Svein Moxnes Harfjeld, Co-CEO said:

“It has been a professional and personal privilege to partner with Trygve in building DHT into what it is today. I am grateful for this opportunity and wish him all the best in his next chapter in life. The Company is in an excellent position, and I continue to be enthusiastic in leading the DHT team in its future pursuits.”

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Norway. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit www.dhtankers.com.

Contact

Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com